SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended May 2010

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

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        press release

May 7, 2010

UPDATE ON GULF OF MEXICO OIL SPILL RESPONSE

BP today provided an update on developments in the response to the MC252 oil well in the Gulf of Mexico.

Subsea Source Control and Containment

Work continues to attempt to bring the MC252 oil well under control, to stop the flow of oil and to contain the oil subsea.

BP continues to use remotely operated vehicles (ROVs) to monitor the subsea situation.

The containment dome arrived on location yesterday, from Port Fourchon, Louisiana, ready to be deployed. Once lowered to the sea bed, the next steps will be to connect the 40x24x14 feet steel dome, which weighs almost 100 tons, to a vessel on the surface. Once this operation is complete it will be possible to assess the effectiveness of the solution.

Work on the first relief well, which began on Sunday May 2, continues. It is expected to take some three months to complete.

Surface Spill Response and Containment

Work continues to collect and disperse oil that has reached the surface of the sea. More than 260 vessels are being used, including skimmers, tugs, barges and recovery vessels.

18 flights over the spill were carried out during the day and operations to skim oil from the surface of the water also continued as seas became calmer.

To date the oil spill response team has recovered about 30,000 barrels of oil-water mix.

The total length of deployed boom is now over 700,000 feet as part of the efforts to stop oil reaching the coast. Some one million feet is available and more than 300,000 feet is on order.

Suitable weather conditions allowed controlled burning of surface oil to be carried out.

A BP-led effort to address shoreline clean up continues. More than 4,000 people have been trained, out of about 30,000 volunteers, to deal with oil as it comes onshore.

BP Press Office London +44 20 7496 4076
BP Press office, US: +1 281 366 0265
U.S. Coast Guard Joint Information Center 985-902-5231
www.deepwaterhorizonresponse.com
www.bp.com/gulfofmexico

- ENDS -

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      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 07 May 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary